02058898

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

September 26, 2002

BRITISH ENERGY PLC

(Registrant's name)

3 Redwood Crescent
Peel Park
East Kilbride G74 5PR
Scotland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

Form 20-F.........X........Form 40-F................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes............No......X.......

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2002

BRITISH ENERGY PLC

By: [signature]

Name: Paul Heward
Title: Director - Investor Relations

Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

4

EXTENSION OF FINANCIAL SUPPORT

The Board of British Energy plc announces that it has reached agreement with the UK Government on extending the facility agreement entered into on 9 September 2002, for a further two months. This will provide business stability and security whilst talks on the long-term structure of the Company continue.

The facility will mature on 29 November 2002 and will be increased from £410m to up to £650m to provide working capital for the business and collateral to support the trading operations in the UK and North America.

The facility will be cross-guaranteed by principal group entities and secured by certain group assets. It also contains a requirement to provide further first ranking fixed and floating charge security to the Government if so requested. The facility is subject to customary conditions precedent which the Company fully expects will be satisfied by close of business on 27 September 2002.

The Board is firmly of the opinion that this provides the appropriate route at this time for all stakeholders and is working closely in conjunction with its advisors to develop proposals on the future structure of the Company. However, if further discussions are not successful, and there can be no guarantee that they will be, the Company may be unable to meet its financial obligations as they fall due and therefore the Company may have to take appropriate insolvency proceedings. At this stage there can be no certainty about the final shape of any restructuring or whether it will preserve value for investors.

On reaching the agreement Robin Jeffrey, Executive Chairman of British Energy said, "This enables us to continue to operate, and to ensure that our objective of maintaining safe operations will be met whilst restructuring options are developed. I would like to thank all our employees for their ongoing commitment and the support shown to the Company by all our stakeholders".

Due to the current circumstances the Company has decided not to make a pre-close trading statement.

Notes:

1. The loan is guaranteed by British Energy plc, British Energy Generation (UK) Limited, British Energy Generation Limited, British Energy Power and Energy Trading Limited, British Energy Investment Limited, District Energy Limited, British Energy International Holdings Limited, British Energy US Holdings Inc., British Energy L.P., British Energy (Canada) Limited, Bruce Power Investments Inc. and Bruce Power L.P.

2. Security for the loan has been given by British Energy plc, British Energy Power and Energy Trading Limited, British Energy Generation Limited, District Energy Limited, British Energy Generation (UK) Limited, British Energy International Holdings Limited, British Energy (Canada) Limited (the holding company of the group's Canadian Interests), British Energy Investment Limited and British Energy US Holdings Inc. (the holding company of the group's United States interests).

Contacts:

Julie Lea	Media	01355 262 574
Paul Heward	Investor Relations	01355 262 201
Duty Press Officer		01452 652 233